UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Check One:	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	∎ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

For Period Ended: March 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐X	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

Petro USA, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

7325 Oswego Road Liverpool, NY 13090

PARTII --RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

∎	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

∎	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III --NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the Registrant on Form 10-Q for the period ending March 31, 2022 could not be filed by May 16, 2022 without unreasonable effort and expenses, because the Registrant has recently engaged new auditors which will need additional time to complete their review work.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Registrant will file its Form 10-Q no later than the five-calendar day following the prescribed due date.

PART IV --OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Joseph C Passalaqua	(315) 451-7515
(Name)	(Area Code)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ∎ Yes    ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes    ∎ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Petro USA, Inc.

(Name of Registrant as Specified in Charter)

Date: May 19, 2022	Petro USA, Inc.

	By:	/s/Joseph C Passalaqua
Joseph C Passalaqua
President

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